SECURITIES AND EXCHANGE COMMISSION

05037129

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2005
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Hart & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 325
(No. and Street)

St. Louis (City) Missouri (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Hart 636-537-9939
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co. LLP
(Name – *if individual, state last, first, middle name*)

One North Brentwood (Address) St. Louis (City) Missouri (State) 63105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Larry J. Hart
Signature

President / CEO
Title

Heather L. Mudd
Notary Public

" NOTARY SEAL "
Heather L. Mudd, Notary Public
St. Charles County, State of Missouri
My Commission Expires 8/11/2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.J. HART & COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Contents

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the accompanying statement of financial condition of L.J. Hart & Company as of December 31, 2004, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

January 14, 2005

an independent member of
BAKER TILLY
INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

Assets

Cash and cash equivalents	$ 1,110,712
Receivable from clearing organization (Note 3)	373,937
Securities owned - marketable, at market value	4,284,263
Deposit with clearing organization and other deposits (Note 2)	36,592
Equipment and leasehold improvements (Note 4)	58,233
	$ 5,863,737

Liabilities And Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 5,852
Stockholder's Equity	
Common stock:	
Authorized 30,000 shares of $6 par value; issued and outstanding 10,000 shares	60,000
Retained earnings	5,797,885
Total Stockholder's Equity	5,857,885
	$ 5,863,737

See the accompanying notes to financial statements.

L.J. HART & COMPANY

STATEMENT OF INCOME
For The Year Ended December 31, 2004

Revenues	
Fee income	$ 1,692,485
Interest and dividends	110,540
Realized gain on securities sold	239,970
Unrealized gains on securities owned	779,267
Total Revenues	2,822,262
Expenses	
Employee compensation and benefits	475,096
Underwriting	137,927
Communications and data processing	17,769
Interest expense	28,449
Occupancy	97,388
Legal and other professional services	19,241
Depreciation and amortization	15,001
Other	260,846
Total Expenses	1,051,717
Net Income	$ 1,770,545

L.J. HART & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2004

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance - January 1, 2004	10,000	$ 60,000	$ 5,330,340	$ 5,390,340
Dividends	—	—	(1,303,000)	(1,303,000)
Net Income	—	—	1,770,545	1,770,545
Balance - December 31, 2004	10,000	$ 60,000	$ 5,797,885	$ 5,857,885

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

Cash Flows From Operating Activities	
Net income	$ 1,770,545
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	15,001
Change in assets and liabilities:	
Increase in receivable from clearing organization	(77,232)
Net decrease in securities owned, at market	697,443
Increase in deposit with clearing organization and other deposits	(13,818)
Decrease in accounts payable and accrued expenses	(7,817)
Net Cash Provided By Operating Activities	2,384,122
Cash Flows Used In Investing Activities	
Purchase of equipment	(13,168)
Cash Flows Used In Financing Activities	
Payment of dividends	(1,303,000)
Net Increase In Cash And Cash Equivalents	1,067,954
Cash And Cash Equivalents - Beginning Of Year	42,758
Cash And Cash Equivalents - End Of Year	$ 1,110,712
Supplemental Disclosure Of Cash Flow Information	
Interest paid	$ 28,449

See the accompanying notes to financial statements.

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results may differ from these estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer securities transactions are recorded on settlement date, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis. Commission income is included in fee income on the Company's Statement of Income.

Securities owned include marketable securities held for proprietary trading and are presented at market value as of the financial statement date. The market values are determined based on quoted market prices. Unrealized gains and losses are included in the results of operations.

Cash And Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having original maturities of three months or less.

Equipment And Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method. The assets are depreciated over estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of estimated useful lives or the length of the lease.

Income Taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. As a result, taxable income of the Company is included in the income tax returns of the shareholder in accordance with the provisions of the Internal Revenue Code.

2. Operations

L.J. Hart & Company (the Company) is incorporated in the State of Missouri. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company underwrites municipal securities and also operates as a broker and dealer of municipal securities. The Company's customer base is located primarily in the State of Missouri.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15a3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $15,000 of cash and/or securities be maintained with the broker-dealer. The deposit amount is made up of cash at December 31, 2004.

3. Receivable From Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions.

4. Equipment And Leasehold Improvements

Equipment and leasehold improvements consist of:

Furniture	$ 62,752
Office equipment	51,554
Leasehold improvements	38,638
	152,944
Less: Accumulated depreciation and amortization	94,711
	$ 58,233

Depreciation and amortization charged against income amounted to $15,001.

5. Deferred Compensation Plan

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100% Company match up to 3% of gross wages, which amounted to $10,515.

6. Financial Instruments With Off-Balance-Sheet Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing organization pursuant to a clearance agreement. At December 31, 2004, all of the securities owned reflected on the Statement of Financial Condition are positions with and amounts due principally from this clearing organization. The Company consistently monitors the credit worthiness of the clearing organization, to mitigate the Company's exposure to credit risk.

7. Fair Value Of Financial Instruments

Securities owned are carried at market value. The Company believes that the carrying amount of its other financial instruments is a reasonable estimate of their fair value. Assets, including cash and receivable from and deposit with clearing organization, are carried at cost which approximates fair value due to the short-term nature of the assets.

8. Related Party Transactions

The shareholder leases the Company's office facilities under a lease agreement that expires in December 2008. The shareholder has an informal agreement whereby the Company leases its office facilities on a month-to-month basis. During 2004, rent expense amounted to approximately $97,000.

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the accompanying financial statements of L.J. Hart & Company as of and for the year ended December 31, 2004, and have issued our report thereon dated January 14, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

January 14, 2005

an independent member of
BAKER TILLY
INTERNATIONAL

L.J. HART & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Net Capital	
Total stockholder's equity	$ 5,857,885
Deductions and/or charges:	
Nonallowable assets:	
Deposits	21,592
Equipment and leasehold improvements, net	58,233
	79,825
Haircuts on securities:	
Equity securities	558,487
Securities not readily marketable	3,300
Municipal government obligations	27,505
Corporate obligations	6,493
Undue concentrations	28,642
	624,427
Net Capital	$ 5,153,633
Aggregate Indebtedness	$ 5,852
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 390
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 5,053,633
Excess net capital at 1000%	$ 5,153,048
Ratio of aggregate indebtedness to net capital	.001 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17a-5)
December 31, 2004

Net capital, as reported in Company's Part II Focus Report (unaudited)	$ 5,138,408
Decrease in nonallowable assets:	
Equipment and leasehold improvements	15,001
Deposit with clearing organization	15,000
Audit adjustments:	
Adjust depreciation expense and accumulated depreciation	(15,001)
Difference in undue concentrations calculation	225
Net capital, per audited statement	$ 5,153,633

EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2004

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession Or Control Requirement Under Rule 15c3-3" are inapplicable.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditors' Report
On Internal Accounting Control

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

In planning and performing our audit of the financial statements of L.J. Hart & Company for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a-13, or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

an independent member of BAKER TILLY INTERNATIONAL

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

January 14, 2005